UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Global Eagle Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

37951D201
(CUSIP Number)

May 13, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Page

CUSIP No. 37951D201	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Interfund Equity USA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,240,281 Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,240,281 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,281 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.81%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 37951D201	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,010,300 Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,010,300 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,300 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.42%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 37951D201	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,010,300 Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,010,300 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,300 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.42%
12	TYPE OF REPORTING PERSON** IA, HC

CUSIP No. 37951D201	13G	Page 5 of 9 Pages

Item 1 .

(a)	Name of Issuer:

Global Eagle Acquisition Corp., a Delaware corporation (the “Company”)

(b).	Address of Issuer’s Principal Executive Offices:

10900 Wilshire Blvd., Suite 1500
Los Angeles, California 90024

Item 2 (a).	Name of Person Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the Shares (as defined in Item 2(d) below) of the Company:

Fund

Interfund Equity USA ("USA Fund"), with respect to the Shares held by it.

Investment Manager

GLG Partners, LP (the "Investment Manager"), with respect to the Shares held by certain funds and managed accounts, including USA Fund, to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

General Partner

GLG Partners Limited (the “General Partner”), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person is:

c/o GLG Partners LP
1 Curzon Street
London W1J 5HB
United Kingdom

Item 2(c).	Citizenship

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value (the “Shares”)

Item 2(e).	CUSIP Number:
37951D201

CUSIP No. 37951D201	13G	Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	☐	Broker or dealer registered under Section 15 of the Act,
B.	☐	Bank as defined in Section 3(a)(6) of the Act,
C.	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
D	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
F.	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
H.	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
K.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The Company's Prospectus filed pursuant to Rule 424(b)(1) on May 13, 2011, indicates that as of May 13, 2011 there were 21,341,463 Shares outstanding.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on the Company’s outstanding Shares.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

CUSIP No. 37951D201	13G	Page 7 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit I.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 23, 2011, by and among Interfund Equity USA, GLG Partners LP and GLG Partners Limited.

CUSIP No. 37951D201	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 23, 2011

INTERFUND EQUITY USA

By:	GLG Partners LP, its Investment Manager

GLG PARTNERS LP
Individually and in its capacity as Investment Manager of INTERFUND EQUITY USA

By:	/s/ Victoria Parry
	Name:	Victoria Parry
	Title:	Head of Product Legal

GLG PARTNERS LIMITED,
Individually and in its capacity as General Partner of GLG Partners LP

By:	/s/ Emmanuel Roman
	Name:	Emmanuel Roman
	Title:	Co CEO/COO

CUSIP No. 37951D201	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

            This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Global Eagle Acquisition Corp., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 23, 2011

INTERFUND EQUITY USA

By:	GLG Partners LP, its Investment Manager

GLG PARTNERS LP
Individually and in its capacity as Investment Manager of INTERFUND EQUITY USA

By:	/s/ Victoria Parry
	Name:	Victoria Parry
	Title:	Head of Product Legal

GLG PARTNERS LIMITED,
Individually and in its capacity as General Partner of GLG Partners LP

By:	/s/ Emmanuel Roman
	Name:	Emmanuel Roman
	Title:	Co CEO/COO